                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)

                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
      TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $83,481,003.00                           $101.50
--------------------------------------------------------------------------------

*  Estimated for purposes of calculating the amount of filing fee only.
   Transaction value derived by multiplying 6,181,653 (the maximum number of shares of common stock of subject company estimated to be acquired by
   Offeror) by $13.35 (the purchase price per share offered by Offeror).
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the
   Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                             BZ Acquisition Corp.
                                                             and Steel Partners
    Amount Previously Paid:   $7,792           Filing Party: II, L.P.
    Form or Registration No.: Schedule TO      Date Filed:   June 22, 2006

                                                              BZ Acquisition
                                                              Corp. and Steel
    Amount Previously Paid:   $1,039           Filing Party   Partners II, L.P.
    Form or Registration No.: Schedule TO-T/A  Date Filed:    February 2, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X|    third-party tender offer subject to Rule 14d-1.
    |_|    issuer tender offer subject to Rule 13e-4.
    |_|    going-private transaction subject to Rule 13e-3.
    |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

     This Amendment No. 14 ("Amendment No. 14") to Tender Offer Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22, 2006 by Steel Partners II, L.P., a Delaware limited partnership ("Parent"), and BZ Acquisition Corp. (the "Purchaser"), a Delaware
corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the
"Shares"), of Bairnco Corporation, a Delaware corporation (the "Company"), at
$13.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22,
2006 (the "Offer to Purchase"), as amended, and in the related Letter of
Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the
Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.
Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

     The price per Share to be paid pursuant to the Offer has been increased from $13.35 per Share to $13.50 per Share, net to the seller in cash, without interest. All references in the Offer to Purchase, Letter of Transmittal, the
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial
Banks, Trust Companies and Other Nominees, to the Offer price of $13.35 per
Share are hereby amended and restated to refer to $13.50 per Share.

     As of February 23, 2007, Parent has terminated and withdrawn its consent solicitation in connection with the solicitation of written consents from stockholders of the Company to, among other things, remove each member of the
Company's Board of Directors and elect five of Parent's nominees for election to the Company's Board of Directors. All references to the consent solicitation in the Offer to Purchase are hereby deleted.

     Pursuant to the Agreement and Plan of Merger entered into by and among
Parent, Purchaser and the Company on February 23, 2007 (the "Merger Agreement"),
Parent has agreed to file an amendment to its Tender Offer Statement on Schedule
TO with the Securities and Exchange Commission (the "Schedule TO Amendment") as
soon as practicable after February 23, 2007, but in no event later than five (5)
business days following February 23, 2007. The Schedule TO Amendment will include an Amended and Restated Offer to Purchase reflecting the terms and conditions of the Merger Agreement, as well as a revised form of the Letter of
Transmittal.

     Set forth below is a brief description of the material amendments to the
Offer pursuant to the Merger Agreement. For a complete description of the amended Offer, stockholders should make reference to the Schedule TO Amendment that will be filed with the Securities and Exchange Commission within five (5)
business days hereof and that will include the Amended and Restated Offer to
Purchase and revised form of the Letter of Transmittal.

     THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (A)(1)(I) TO THE SCHEDULE TO IS
FURTHER AMENDED AS FOLLOWS:

SUMMARY TERM SHEET

     The phrase "$82.5 million" in each of the second and third sentences in the response to the question "Do you have the financial resources to pay for the shares?" is hereby deleted and replaced with the phrase "$83.5 million", and the phrase "February 1, 2007" in the response to such question is hereby deleted and replaced with the phrase "February 22, 2007".

     The response to the question "What Does the Board of Directors of Bairnco
Corporation think of the offer?" is hereby deleted in its entirety and replaced with the following:

     "The Board of Directors of Bairnco has unanimously approved our merger agreement with Bairnco and the transactions contemplated by the merger agreement, including the offer and the merger, and it has also unanimously: (1)
determined that the terms of the offer and the merger are advisable to the stockholders of Bairnco and (2) resolved to recommend that the stockholders of
Bairnco accept the offer, tender their shares to us pursuant to the offer and adopt the merger agreement. Bairnco has agreed to promptly file an amendment to its Schedule 14D-9 with the SEC indicating the approval of the transaction by its Board of Directors and recommending that Bairnco's stockholders tender their shares in the Offer and approve and adopt the merger agreement and the merger."

     The Summary Term sheet is hereby amended to add the following question and response:

     "If I tender my shares, will I continue to be entitled to receive the $0.10 per share first quarter dividend declared by Bairnco?

     If you validly tender your shares as described below, you will still retain ownership of your shares until such time as the offer is successfully consummated and we accept your shares for payment. Accordingly, even if you tender your shares pursuant to the offer prior to Bairnco's March 5, 2007 dividend record date, you will remain entitled to receive Bairnco's declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share pursuant to the offer and the dividend. See "The Offer--Section 14".

SECTION 10 - "SOURCE AND AMOUNT OF FUNDS"

     The phrase "$82.5 million" in each of the first and second sentences of
Section 10 ("Source and Amount of Funds") is hereby deleted and replaced with the phrase "$83.5 million".

     The phrase "February 1, 2006" in the second sentence of Section 10 ("Source and Amount of Funds") is hereby deleted and replaced with the phrase "February
22, 2007".

SECTION 14 - "CONDITIONS OF THE OFFER"

     Section 14 - "Conditions of the Offer" is hereby amended by replacing the existing text in its entirety with the following:

     "Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the
SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the
Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if (i) the Minimum Tender Condition shall not have been satisfied before the Expiration Date of the Offer or (ii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

            (a) there has been entered, enforced, instituted or issued by any governmental authority any legally binding judgment, order, temporary restraining order, temporary or permanent injunction, ruling, proceeding, action, suit, charge or decree which: (i) makes illegal, prevents, restrains or prohibits the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, the Purchaser or any other affiliate of Parent, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) prohibits or limits the ownership or operation by the
Company, Parent or any of their respective subsidiaries or affiliates (including the Purchaser) of all or a material portion of the business or assets of the
Company, Parent or any of their respective subsidiaries or affiliates; (iii)
imposes limitations on the ability of Parent, the Purchaser or any other affiliate of Parent to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired pursuant to the Offer or otherwise on all matters presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger; (iv) would reasonably be expected to require divestiture by
Parent, the Purchaser or any other affiliate of Parent of any Shares; or (v)
otherwise would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or on the ability of Parent or the Purchaser to consummate the transactions contemplated by the Merger
Agreement;

            (b) there has been any statute, law, rule, regulation, order, injunction, judgment or decree enacted, enforced, promulgated or issued by any governmental authority, or deemed by any governmental authority applicable to
(i) Parent, the Company or any subsidiary or affiliate of Parent (including the
Purchaser) or the Company or (ii) any transaction contemplated by the Merger
Agreement, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a)
above;

            (c) there has occurred any changes, conditions, events or
developments that would have, or be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company;

            (d) there has occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) any limitation (whether or not mandatory)
on the extension of credit by banks or other lending institutions in the United
States or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets;

            (e) the Company Board has (i) withdrawn or modified, in a manner adverse to Parent, the Purchaser or any of their respective affiliates, its approval or recommendation of the Offer, the Merger Agreement or the Merger,
(ii) approved or recommended, or proposed publicly to approve or recommend, any
Company Takeover Proposal or any Company Acquisition Agreement relating to any
Company Takeover Proposal or (iii) resolved to do any of the foregoing;

            (f) the representations and warranties of the Company (i) set forth in the Merger Agreement (other than the representations as to the Company's capitalization and its authorization of the Merger Agreement) shall not be true and correct, and the failure of those representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or
"material adverse effect" set forth therein) would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company and (ii) as to the Company's capitalization and its authorization of the Merger
Agreement shall not be true and correct, in each case on the date of the Merger
Agreement and as of the expiration of the Offer, as if made at and as of that date (except to the extent expressly made as of an earlier date, in which case as of that earlier date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company's disclosure schedules made or purported to have been made after the date of the Merger Agreement will be disregarded);

            (g) the Company has failed to perform in any material respect its obligations or to comply in any material respect with its agreements or covenants to be performed or complied with by it under the Merger Agreement;

            (h) the Merger Agreement has been terminated in accordance with its terms;

            (i) there has been instituted or is pending any stockholder derivative litigation or stockholder class action litigation against the
Company, any of its subsidiaries or its executive officers or directors, which, after taking into account any then existing director and officer insurance coverage, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company;

            (j) the applicable waiting period, if any, under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR
Act"), has not expired or been terminated. On August 7, 2006, the waiting period under the HSR Act relating to the Offer expired. Accordingly, this condition to the Offer has been satisfied;

            (k) all material consents required in connection with the Merger
Agreement or the transactions contemplated thereby (other than any consent related to the Company's secured credit facility with Bank of America, N.A.)
have not been obtained or are not in full force and effect, and the failure to so obtain or have in effect such consents could reasonably be expected to have, in the aggregate, a material adverse effect on the Company; or

            (l) the Company shall not have file with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

      The foregoing conditions are for the sole benefit of Parent and the
Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

ITEM 10.    FINANCIAL STATEMENTS.

      Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

      On February 23, 2007, Parent and the Company issued a joint press release announcing that Parent, Purchaser and the Company had entered into the Merger
Agreement. Under the terms of the Merger Agreement, Purchaser has increased the
Offer price to $13.50 per Share. On February 23, 2007, Parent issued a press release announcing that Parent, Purchaser and the Company had entered into the
Merger Agreement and that Parent has extended the Expiration Date of the Offer to 5:00 P.M., New York City time, on Friday, March 16, 2007. The Offer was previously set to expire at 5:00 P.M., New York City time, on Friday, February
23, 2007. As of the close of business on February 22, 2007, a total of 1,610,338 shares had been tendered in and not withdrawn from the offer, which together with the shares owned by Parent and its subsidiaries (including Purchaser), represents approximately 37.3% of the total shares outstanding of the Company.
Also on February 23, 2007, Parent entered into a Tender and Support Agreement with certain Bairnco stockholders, including Luke E. Fichthorn III, Kenneth L.
Bayne, Gerald L. DeGood, Charles T. Foley, Lawrence C. Maingot, Larry D. Smith,
James A. Wolf and William F. Yelverton (collectively, the "Stockholders"), pursuant to which, among other things, the Stockholders agreed to tender their
Shares in accordance with the terms of the amended Offer and to grant Parent an irrevocable proxy to vote the Stockholders' respective Shares in favor of the
Merger Agreement. The Merger Agreement is attached hereto as Exhibit (d)(iii), the Tender and Support Agreement is attached hereto as Exhibit d(iv), the press release issued jointly by Parent and the Company is attached hereto as Exhibit
(a)(5)(xvii) and the press release issued by Parent is attached hereto as
Exhibit (a)(5)(xviii).

ITEM 12.    EXHIBITS.

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other
              Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)     Text of press release issued by Parent, dated June 15, 2006.*

(a)(5)(ii)    Text of press release issued by Parent, dated June 22, 2006.*

(a)(5)(iii)   Text of press release issued by Parent, dated June 26, 2006.*

(a)(5)(iv)    Text of press release issued by Parent, dated July 21, 2006.*

(a)(5)(v)     Text of press release issued by Parent, dated August 10, 2006.*

(a)(5)(vi)    Text of press release issued by Parent, dated September 11, 2006.*

(a)(5)(vii)   Text of press release issued by Parent, dated September 29, 2006.*

(a)(5)(viii)  Text of press release issued by Parent, dated October 27, 2006.*

(a)(5)(ix)    Text of press release issued by Parent, dated November 28, 2006.*

(a)(5)(x)     Text of press release issued by Parent, dated December 29, 2006.*

(a)(5)(xi)    Text of press release issued by Parent, dated January 23, 2007.*

(a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by Parent to the Company.*

(a)(5)(xiii)  Text of press release issued by Parent, dated January 24, 2007.*

(a)(5)(xiv)   Text of press release issued by Parent, dated January 30, 2007.*

(a)(5)(xv)    Text of press release issued by Parent, dated February 2, 2007.*

(a)(5)(xvi)   Presentation delivered by Parent to Institutional Shareholder
              Services on February 5, 2007*

(a)(5)(xvii)  Text of joint press release issued by Parent and the Company, dated February 23, 2007.

(a)(5)(xviii) Text of press release issued by Parent, dated February 23, 2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint Filing Agreement by and among Steel Partners II, L.P., Steel
              Partners, L.L.C. and Warren G. Lichtenstein dated September 8,
              2004.*

(d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
              Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition Corp.,
              Warren G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke,
              Anthony Bergamo and Howard M. Leitner, dated as of December 29,
              2006.*

(d)(iii)      Agreement and Plan of Merger dated as of February 23, 2007 by and among Steel Partners II, L.P., BZ Acquisition Corp. and Bairnco
              Corporation.

(d)(iv)       Tender and Support Agreement dated as of February 23, 2007 by and among Steel Partners II, L.P. and Luke E. Fichthorn III, Kenneth
              L. Bayne, Gerald L. DeGood, Charles T. Foley, Lawrence C. Maingot,
              Larry D. Smith, James A. Wolf and William F. Yelverton.

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

_______________________
* Previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2007

                              STEEL PARTNERS II, L.P.

                              By:  Steel Partners, L.L.C.
                                   General Partner

                              By: /s/ Warren G. Lichtenstein
                                  ---------------------------------------
                              Name:  Warren G. Lichtenstein
                              Title: Managing Member

                              BZ ACQUISITION CORP.

                              By: /s/ Warren G. Lichtenstein
                                  ---------------------------------------
                              Name:  Warren G. Lichtenstein
                              Title: President

                                  EXHIBIT INDEX

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other
              Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)     Text of press release issued by Parent, dated June 15, 2006.*

(a)(5)(ii)    Text of press release issued by Parent, dated June 22, 2006.*

(a)(5)(iii)   Text of press release issued by Parent, dated June 26, 2006.*

(a)(5)(iv)    Text of press release issued by Parent, dated July 21, 2006.*

(a)(5)(v)     Text of press release issued by Parent, dated August 10, 2006.*

(a)(5)(vi)    Text of press release issued by Parent, dated September 11, 2006.*

(a)(5)(vii)   Text of press release issued by Parent, dated September 29, 2006.*

(a)(5)(viii)  Text of press release issued by Parent, dated October 27, 2006.*

(a)(5)(ix)    Text of press release issued by Parent, dated November 28, 2006.*

(a)(5)(x)     Text of press release issued by Parent, dated December 29, 2006.*

(a)(5)(xi)    Text of press release issued by Parent, dated January 23, 2007.*

(a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by Parent to the Company.*

(a)(5)(xiii)  Text of press release issued by Parent, dated January 24, 2007.*

(a)(5)(xiv)   Text of press release issued by Parent, dated January 30, 2007.*

(a)(5)(xv)    Text of press release issued by Parent, dated February 2, 2007.*

(a)(5)(xvi)   Presentation delivered by Parent to Institutional Shareholder
              Services on February 5, 2007*

(a)(5)(xvii)  Text of joint press release issued by Parent and the Company, dated February 23, 2007.

(a)(5)(xviii) Text of press release issued by Parent, dated February 23, 2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint Filing Agreement by and among Steel Partners II, L.P., Steel
              Partners, L.L.C. and Warren G. Lichtenstein dated September 8,
              2004.*

(d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
              Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition Corp.,
              Warren G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke,
              Anthony Bergamo and Howard M. Leitner, dated as of December 29,
              2006.*

(d)(iii)      Agreement and Plan of Merger dated as of February 23, 2007 by and among Steel Partners II, L.P., BZ Acquisition Corp. and Bairnco
              Corporation.

(d)(iv)       Tender and Support Agreement dated as of February 23, 2007 by and among Steel Partners II, L.P. and Luke E. Fichthorn III, Kenneth
              L. Bayne, Gerald L. DeGood, Charles T. Foley, Lawrence C. Maingot,
              Larry D. Smith, James A. Wolf and William F. Yelverton.

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

_______________________
* Previously filed